Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Special Payroll Q&As for Mariner offshore hourly employees who are currently paid bi-weekly in arrears

Q:	What can I expect my semi-monthly paychecks to include?

A:	On each semi-monthly pay date you will receive one half of your monthly base salary plus 8 hours of scheduled overtime per hitch. This is how your base semi-monthly salary is calculated:
•	The semi-monthly base salary is calculated by taking your annual salary and dividing that by 24, which represents 12 months times 2 pay dates each month.

•	The semi-monthly base salary represents 86.67 hours of pay. That is calculated by taking the standard number of work hours in a year (40 hours a week times 52 weeks in a year) divided by 24 pay dates.
     Each pay day you can expect to be paid for the following:
•	Semi-monthly base salary expressed as 86.67 regular hours

•	8 hours of scheduled overtime for the current semi-monthly pay period

•	Adjustments for additional overtime hours worked or hours less than the prepaid scheduled overtime. These adjustments are paid according to the Payroll Schedule for each hitch.

Q:	How will my work and absence hours be reported?

A:	All Apache employees report their work hours and absence hours through the time and attendance system. Instructions for accessing and using this system will be provided at orientation. The Payroll staff runs reports from the time and attendance system to determine how many adjustment hours each employee is due each pay date. Of course, it is important that you report your time each week and that supervisors approve time each week.

Q:	There are 52 weeks in the year and 24 pay periods. How will I receive my overtime pay for the other weeks?

A:	The Payroll Schedule lists each semi-monthly pay date and the corresponding weeks of overtime adjustments that are scheduled to be paid. In general, two weeks of overtime adjustments are paid on each pay date. Every three months, usually the last pay date of each calendar quarter, three weeks of overtime adjustments are paid. By following this schedule, all weeks of overtime adjustments are accounted for and paid.

Q:	I am currently paid every other Friday. What will be the dates of pay when I am paid semi-monthly?

A:	The Apache semi-monthly pay dates are on the 15th and last business day of each month. Should the 15th or last business day be on a Saturday, Sunday or holiday, the pay date will be on the business day preceding the weekend or holiday.
Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

     Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

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